Exhibit 99.1

Angeion Corporation
350 Oak Grove Parkway
St. Paul, MN 55127 USA
Telephone: (651) 484-4874
Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:                 Rodney A. Young, President and Chief Executive Officer, (651) 484-4874

Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports

Results for the Third Quarter of 2007

Notable Sales Growth in Core Markets

SAINT PAUL, Minnesota. (September 13, 2007) — Angeion Corporation (NASDAQ: ANGN) today reported results for its third quarter ended July 31, 2007.

“As anticipated, sales to our core markets showed notable year-over-year revenue growth.   This growth was strong enough to offset the expected revenue-reduction from our large clinical research customer, as it enters the next phase of its clinical trials which does not require additional cardiorespiratory diagnostic systems,” Rodney A. Young, President and Chief Executive Officer commented.  “Our third quarter performance in the hospital, physician office, clinic and health & fitness club markets reflects the continuing strength of our sales and marketing teams and our product technologies.”

Third Quarter Highlights

Notable accomplishments for the quarter included:

•      44% revenue growth in our core markets for the third quarter of 2007; excluding our large clinical research customer

•      Gross margin improvement to 49.9% versus 49.0% in third quarter of 2006; and

•      Total revenue for the third quarter of 2007 increased slightly over last year, even with reduced clinical research revenues

Angeion reported revenues of $8.9 million in the third quarter, ended July 31, 2007, up 0.8% from revenues of $8.8 million in the third quarter of last year.  The Company had net income of $4,000, or $0.00 per diluted share, in the third quarter of 2007 versus net income of $394,000, or $0.10 per diluted share, in the third quarter last year.

For the nine months ended July 31, 2007, Angeion reported revenues of $29.4 million versus $22.9 million in the same period of last year.  Net income for the first nine months of fiscal 2007 was $946,000, or $0.22 per diluted share, versus $682,000, or $0.18 per diluted share, in the same period of last year, a gain of 38.7%.  Net income for the nine months ended July 31, 2006, included a gain from discontinued operations of $171,000 or $0.04 per diluted share.

The Company reported that sales to its large clinical research customer accounted for 11.1% of sales in the third quarter of 2007 versus 37.7% in the third quarter of 2006.  Excluding sales to this customer, revenue for the three months increased by $2.4 million, or 43.8%, compared to the third quarter of 2006.  The Company expects revenues from this clinical research customer to continue throughout fiscal 2008, but at a reduced level due to the completion of the systems installation phase of its current clinical studies.

The Company reported that its gross margin improved to 49.9% in the third quarter of fiscal 2007, up from 49.0% in the same quarter last year, as a result of manufacturing efficiencies and improved product mix.  However, operating expenses were higher, primarily as a result of technical service costs necessary to support the clinical research business secured over the past eighteen months.  The Company also incurred additional costs that were one-time in nature, including establishing a new business-development branch office in Milan, Italy; fees related to establishing a new international distributor; and costs and expenses associated with a special shareholder meeting held in August 2007.

“We are excited that MedGraphics’ cardiorespiratory diagnostic product revenues in the third quarter of 2007 grew by nearly 44% over 2006, even without the significant contribution of our large clinical research customer,” Young commented.  “In addition, New Leaf revenues grew as a result of unit sales of Client Assessment Packs, the indicator of new consumer participation in the New Leaf Active Metabolic Training™ programs, which increased 66% in the third quarter compared to the same period of 2006.”

Looking Ahead

“New products are paramount to our overall growth strategy; and our near-term plans include several new product introductions,” Young said.  “One of our new products will address a growing need in the hospital intensive care unit (ICU) for precise measurement of the nutritional needs of patients on ventilators.  Failure to meet the challenges associated with managing the nutritional requirements of critically-ill, ventilated-patients can lead to multiple complexities; including extended hospital-patient stays, significantly increased hospital costs, patient morbidity and mortalities.  In the U.S. alone, there are approximately 3,400 hospital ICUs and approximately 84,000 ventilators in use for critically-ill patients. The new product we have developed to answer this market need is a small, portable medical device, called an indirect calorimeter that will uniquely provide a nutritional measurement for ventilated patients.  We anticipate revenues from this new ICU-based product to begin by the end of this fiscal year,” Young stated.

“For the remainder of 2007, our focus remains on the basic business fundamentals; drive sales in our cardiorespiratory MedGraphics hospital/physician office market segment, add new clients to our clinical research business roster, and increase the number of new participants using our New Leaf Active Metabolic Training™.  We are continuing to bring forth new product concepts and the associated patents into our pipeline,” concluded Young.

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics Corporation in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems that are sold under the MedGraphics (www.medgraphics.com) and New Leaf (www.newleaffitness.com) brand and trade names.  These cardiorespiratory diagnostic systems have a wide range of applications in healthcare as well as health and fitness.  The Company’s products are sold internationally through distributors and in the United States through a direct sales force that targets heart and lung specialists located in hospitals, university-based medical centers, medical clinics and physicians’ offices, pharmaceutical companies, medical device manufacturers, clinical research organizations, health and fitness clubs, personal training studios, and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Our actual results may differ materially depending on a variety of factors including: (i) our ability to successfully operate our business including our ability to develop, improve, and update our cardiorespiratory diagnostic products and successfully sell these products into existing and new markets, (ii) our ability to achieve constant margins for products and consistent and predictable operating expenses in light of variable revenues from our clinical research customers, (iii) our ability to effectively manufacture and ship products in required quantities to meet customer demands, (iv) our ability to successfully defend ourselves from product liability claims related to our cardiorespiratory diagnostic products and claims associated with our prior cardiac stimulation products, (v) our ability to protect our intellectual property, (vi) our ability to develop and maintain an effective system of internal controls and procedures and disclosure controls and procedures, and (vii) our dependence on third-party vendors.

Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the above discussion is qualified in its entirety by, the other risk factors that are described from time to time in the Company’s Securities and Exchange Commission reports, including the Annual Report on Form 10-KSB for the year ended October 31, 2006, and subsequently filed Form 10-QSB and Form 8-K reports.

— Financials Follow —

ANGEION CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings

(unaudited, in thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	July 31,		July 31,
Consolidated Statements of Earnings	2007	2006	2007	2006
Revenues	$8,870	$8,797	$29,449	$22,942
Cost of goods sold	4,448	4,488	14,714	11,575
Gross margin	4,422	4,309	14,735	11,367

Operating expenses:
Selling and marketing	2,634	2,013	7,645	5,818
General and administrative	937	809	2,984	2,328
Research and development	707	633	2,075	1,687
Amortization of intangibles	172	203	557	609
	4,450	3,658	13,261	10,442
Operating income (loss)	(28)	651	1,474	925
Interest income	48	22	131	50
Income before taxes	20	673	1,605	975
Provision for taxes	16	279	659	464

Income from continuing operations	4	394	946	511
Gain from discontinued operations, net of taxes of $103	—	—	—	171
Net income	$4	$394	$946	$682

Earnings per share - basic
Continuing operations	$—	$0.11	$0.24	$0.14
Discontinued operations	—	—	—	0.05
Net income per share	$—	$0.11	$0.24	$0.19
Earnings per share - diluted
Continuing operations	$—	$0.10	$0.22	$0.14
Discontinued operations	—	—	—	0.04
Net income per share	$—	$0.10	$0.22	$0.18
Weighted average common shares outstanding
Basic	4,077	3,626	3,953	3,619
Diluted	4,262	3,789	4,263	3,755

	July 31	October 31,
Consolidated Balance Sheets	2007	2006
Cash	$5,058	$4,069
Other current assets	14,354	12,821
Equipment and intangible assets	4,070	4,863
	$23,482	$21,753

Current liabilities	5,697	6,686
Long-term liabilities	769	757
Shareholders' equity	17,016	14,310
	$23,482	$21,753

###